UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DBS VICKERS SECURITIES (USA) INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 THIRD AVENUE, SUITE 1701
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAELMARRONE@DBS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WITHUMSMITH+BROWN, PC
(Name – if individual, state last, first, and middle name)

200 JEFFERSON PARK, SUITE 400	WHIPPANY	NJ	07981-11070
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELAINE YU ______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DBS VICKERS SECURITIES (USA) INC ____________________________, as of 12/31 ________________________, 2[illegible] __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________________

Title:
MANAGING DIRECTOR

DAVID SANTOS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SA6334917
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES DEC 28, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DBS VICKERS SECURITIES (USA) INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

CONTENTS



withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
DBS Vickers Securities (USA) Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBS Vickers Securities (USA) Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

March 31, 2025
Whippany, New Jersey

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400 Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com
AN INDEPENDENT MEMBER OF HLB – THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

1

DBS VICKERS SECURITIES (USA) INC.

Statement of Financial Condition
December 31, 2024

ASSETS	
Cash and cash equivalents	$ 6,938,187
Commissions and other receivables from affiliate	132,430
Accounts receivable from referral partners	488,130
Prepaid expenses and other assets	46,419
Operating lease right-of-use asset	354,871
Security deposit, office space	75,840
Total assets	$ 8,035,877
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$ 451,329
Operating lease liability	354,871
Intercompany payables to parent	302,334
Total liabilities	1,108,534
Stockholder's equity	
Common stock, $.01 par value, authorized, issued, and outstanding 1,000 shares	10
Additional paid-in capital	2,684,990
Retained earnings	4,242,343
Total stockholder's equity	6,927,343
Total liabilities and stockholder's equity	$ 8,035,877

See accompanying notes to the financial statements.

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

1. Nature of business and summary of significant accounting policies

Nature of Business

DBS Vickers Securities (USA) Inc. (the "Company") is a Delaware corporation which is wholly owned by DBS Vickers Securities Holdings Pte Ltd, a subsidiary of DBS Bank Ltd (the "Parent") based in Singapore. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company relies on the international dealer exception with the Ontario Securities Commission.

The Company operates as a broker-dealer dealing principally in Pacific Rim and other emerging markets' equity securities and effects securities transactions on behalf of U.S. institutional clients through its foreign broker-dealer affiliates on a delivery and/or receipt versus payment basis. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly. The Company does not hold cash or securities for its institutional customers.   Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with U.S. customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company, and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets of three years. Leasehold improvements are amortized using the straight-line method over the lesser of their economic useful lives or the term of the lease.

Revenue Recognition

The Company recognizes revenue under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. The revenue recognition guidance requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

1. Nature of business and summary of significant accounting policies (continued)

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

See Note 3 for further information on this accounting standard, "Revenue from Contracts with Customers".

Transactions in Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in commissions on the statement of operations.

Allowance for Credit Losses

Under ASC Topic 326, the Company estimates allowance for credit losses based on its expectation of the collectability of financial instruments, including fees and other receivables, utilizing the current expected credit loss framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2024.

Leases

Under ASC Topic 842, the Company determines if an arrangement is a lease at inception. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company's incremental borrowing rate is a hypothetical rate based on understanding of what the Company's credit rating would be. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. When determining the probability of exercising such options, the Company considers contract-based, asset-based, entity-based and market-based factors. The Company's lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the statement of operations. The Company's lease agreements generally do not contain any residual value guarantees or restrictive covenants.

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

---

1. **Nature of business and summary of significant accounting policies (continued)**

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Property and equipment**

Details of property and equipment at December 31, 2024 are as follows:

Leasehold improvements	$ 35,470
Computer hardware	11,684
	47,154
Less accumulated depreciation and amortization	47,154
	$ 0

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

There are no fixed asset acquisitions nor disposals in 2024. Depreciation and amortization expense is $5,029 for the year ended December 31, 2024.

3.   Revenue recognition

Revenue from Brokerage Commissions – The Company has determined that its performance obligation is satisfied at the point in time when the Company performs the service of providing its customers the ability to acquire or dispose of their equity shares in order to obtain an economic benefit. Therefore, transfer of control of the trade execution performance obligation generally occurs on the trade date because that is when the underlying security being bought or sold is identified and the pricing is agreed upon (i.e., the broker-dealer has identified the counterparty and enters into the contract on behalf of the customer). On the trade date, the customer has obtained control of the service because it can direct the use of, and obtain substantially all of the remaining benefits from, the asset that comes from the trade execution services.

Revenue from Research fees – A contract must create enforceable rights and obligations to fall within the scope of the model in the standard. Research fees are only recorded upon notification from certain institutional clients or their administrators requesting an invoice for research services provided, typically on a quarterly basis. The parties have not approved any contract (in writing, orally or based on their customary business practices) to perform their respective obligations. The Company cannot identify each party's rights regarding the research services to be transferred. The Company cannot identify the payment terms for the goods or services to be transferred if there is any commercial substance (i.e., the risk, timing or amount of the Company's future cash flows is expected to change as a result of the contract). It is improbable that the Company will collect any consideration to which it may be entitled in exchange for the research services that will be transferred to the customer. Since the Company does not meet the criteria of a contract for revenue earned from research fees under the standard, such fees are recognized only upon notification from certain institutional clients or the administrators requesting an invoice for research services provided.

Revenue from distribution fees from investment banking – Parent – The Company enters into arrangements with its institutional clients to distribute shares in initial public offerings (IPOs) and placements. The Company believes that the performance obligation is the sale of securities to investors, and this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value and investor activity is known.

As such, distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Revenue from distribution fees from investment banking - Referral Partners – The Company introduces various clients from the Parent to two minority-owned broker dealers (the "Referral Partners") in the United States to participate in securities issuance both in fixed income and equities. The fees earned, net of expenses, are recorded upon satisfaction of performance obligations of each referral which occurs when the Referral Partners sell the debt securities. At January 1, 2024, accounts receivable from referral fees were approximately $524,000, net of an estimated 14% of underwriting expenses of approximately $87,000. At December 31, 2024, accounts receivable from referral fees were approximately $488,000, net of an estimated 13% of underwriting expenses of approximately $72,000.

Interest income – The Company records interest income on accrual basis.

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. Receivables related to revenues from contracts with customers were approximately $80,000 as of January 1, 2024 and approximately $132,000 as of December 31, 2024.

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

There were no other contract assets or contract liabilities at January 1, 2024 or December 31, 2024. Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2024 by type of revenue stream.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative net capital requirement, permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2024, the Company's net capital was $6,184,469, which was $5,934,469 in excess of its minimum requirement of $250,000.

5. Income taxes

The provision for income taxes for the year ended December 31, 2024 consists of the following:

Current tax expense

Federal	$	-
State and local		15,911
	$	15,911

Deferred tax

The components of the Company's net deferred tax asset, which represent the tax effects of net operating loss carryforwards and temporary differences between the financial statement amounts and the tax bases of assets and liabilities, consist of the following:

Net operating losses	$ 396,970
Fixed assets	0
Right-of-use asset	(108,174)
Lease liability	108,174
Valuation allowance	(396,970)
	$ -

As of December 31, 2024, the Company had net operating loss carryforwards of approximately $1,087,000 for federal income tax purposes. Net operating loss carryforwards of approximately $180,000, which were generated prior to 2018 expire through 2037. However, net operating loss generated after December 31, 2017 of approximately $907,000 can be carried forward indefinitely, but limited to offset 80% of taxable income. The Company also had approximately $1,190,000 and $1,273,000 of unused state and city net operating loss carryforwards, respectively. The net operating loss carryforwards will begin to expire in the year 2035 if not utilized prior to that date.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its net deferred tax assets. Based on the Company's history of operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, no provision for a deferred tax asset has been made for the tax benefits of the net operating loss carryforwards as the entire amount is offset by a valuation allowance. The valuation allowance was $396,970 at December 31, 2024 and decreased by $9,337 in the year 2024.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in a financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses for these counterparties.

7. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i). The Company does not hold customers' cash or securities and, therefore, does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company is also exempt because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 are limited to investment banking activities.

8. Related party transactions

Substantially all of the Company's commission revenues is derived from effecting securities transactions on behalf of customers, primarily U.S. institutional investors, with its affiliates in the Pacific Rim and other emerging markets. The Company pays clearing fees to its affiliates based on customer trading activity. Clearing fees paid to Company affiliates amounted to approximately $378,000 for the year ended December 31, 2024, pursuant to a clearing arrangement with the Parent and its affiliates. The Company's commissions from customers are collected by an affiliate and remitted to the Company monthly after deducting clearing fees owed to the affiliates. As a result, there are no clearing fees payable to affiliates. Commissions receivable from customers (net of clearing fees), pending collection by its affiliate, amounted to approximately $33,000 as of December 31, 2024.

The Company also receives distribution fees from its participation in the Parent's investment banking activity in relation to its trades made to the Company's customers. Distribution fees amounted to approximately $135,000 for the year ended December 31, 2024. Such distribution fees are allocated by the affiliate based on the most current estimates. As of December 31, 2024, the Company has outstanding distribution fees receivable of approximately $100,000.

In 2017, the Company entered into Referral Agreements with Siebert Williams Shank & Co., formerly known as The Williams Capital Group, and Academy Securities (the "Alliance Partners"), both minority-owned U.S. SEC registered broker-dealers, whereby they may, from time to time, present their securities services including public and private underwritings of debt and equity securities. The Parent may refer certain of its clients (the "Clients") to the Company which may introduce such Clients to the Alliance Partners pursuant to the terms of the Referral Agreement. During 2024, the Referral Agreement yielded gross revenue for the Company of approximately $1,474,000 from Academy Securities and approximately $811,000 from Siebert Williams Shank & Co., of which approximately $1,143,000 was paid to the Parent. At December 31, 2024, approximately $302,000 remains payable to the Parent as included in intercompany payables to parent on the statement of financial condition.

9. Right-of-use asset and lease liability

On January 7, 2021, the Company entered into an operating lease agreement for new office space commencing on May 1, 2021 and ending on April 30, 2024. A security deposit of $75,840 was placed in connection with this lease.

On July 31, 2023, the Company signed an amended lease agreement to extend the term of the lease to April 30, 2027.

In accordance with FASB issued Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)", the Company classified the lease as an operating lease and has no other short-term leases. The lease does not contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right-of-use asset and lease liability primarily on the present value of unpaid future minimum lease payments of $373,091. In accordance with the guidance, right-of-use asset amounted to $354,871, offset by lease liability of $354,871 as of

December 31, 2024. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate on July 31, 2023 of 4.5%.

A reconciliation of operating lease liability by minimum lease payments and discount amount by year, as of December 31, 2024, is as follows:

Year Ending December 31	Lease ($)	Less Discount Amount ($)	Total Lease Liability ($)
2025	159,896	12,358	147,538
2026	159,896	5,568	154,328
2027	53,299	294	53,005
	373,091	**18,220**	**354,871**

The cost for the operating lease was approximately $160,000 for the twelve months ended December 31, 2024 and operating cash flow paid for the lease liability during the same period was approximately $160,000.

10. Customer transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to differences in market values of the securities compared to their contract amounts. At December 31, 2024, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2024 settled with no resultant loss being incurred by the Company.

11. Contingencies

The Company sponsors a Simplified Employee Pension ("SEP") plan, which allows eligible employees to make pre-tax salary deferrals. In March 2025, the Company identified potential compliance issues related to the eligibility requirements of the SEP plan.

As a result, the Company has initiated an internal review and engaged external legal advisors to assess the extent of the compliance matter and determine appropriate corrective actions. The Company is also considering the voluntary correction programs available under the Internal Revenue Service's ("IRS") Employee Plans Compliance Resolution System ("EPCRS").

As of March 31, 2025, the Company has not yet determined the financial impact, if any, of this matter. While the investigation is ongoing, the Company does not currently expect the resolution of this matter to have a material impact on its financial statements for the year ended December 31, 2024.

Other than the above, the Company has evaluated its potential contingencies in accordance with ASC 450 and has determined that, as of December 31, 2024, there are no material loss contingencies or other potential liabilities that require recognition or disclosure. The Company is not involved in any legal proceedings or regulatory matters that could result in a material loss or impact its financial position.

12. Segment reporting

The Company is engaged in a single line of business as an introducing securities broker-dealer, which involves the following activities: a) retailing Asian corporate equity securities over the counter in the Pacific Rim and other emerging markets on behalf of U.S. institutional clients through its foreign broker-dealer affiliate; b) participating in best efforts offerings of foreign securities; c) private placements of securities pursuant to SEC Rule 144A; and, d) referral of any onshore U.S. registered securities transactions of clients of its Parent to another U.S. SEC-registered broker-dealer.

DBS VICKERS SECURITIES (USA) INC.

Notes to Financial Statements for the year ended December 31, 2024

The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business versus budget and to forecast future performance. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss of the segment are described in the summary of significant accounting policies. Segment revenues and significant segment expenses are adequately presented in the Statement of Operations for the year ended December 31, 2024.

13. Subsequent events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2024 through March 31, 2025, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.